

2023
Summary
Annual Report

BerkshireHills
Bancorp™

NYSE: **BHLB**

Accelerating momentum toward **high performance**

Letter from our CEO

Nitin J. Mhatre

Dear Shareholders,

At Berkshire, it is our mission to empower the financial potential of our clients and communities. We deliver on that mission by providing tailored financial solutions and a high quality, personalized experience, in both good and challenging times.

That unwavering commitment and reliability is why our clients look to us as a trusted advisor to help guide them on their path toward achieving their financial goals. Underneath it all lies a foundation of resilience and strength that go hand in hand with being a purpose-driven bank that has been serving its communities for more than 175 years.

In 2023, we faced a rising interest rate environment and banking sector crisis that weighed on earnings and put these ideals to the test. I'm proud to say that through our bankers' resilience and steadfast commitment to our clients, we further strengthened our balance sheet, credit quality and liquidity position to support our organic growth and improve long-term shareholder value.

Berkshire delivered solid performance for the year, building on core elements of our strategy to strengthen operations and improve our long-term momentum. This includes:

- Growth in operating pre-tax, pre-provision net revenue (PPNR).
- Continued improvement in asset quality and balance sheet growth.
- Disciplined expense management while investing in bankers to drive deposit growth and technology, including our new online and mobile banking platform, to further improve client experience.
- Hiring talented new bankers to bolster our team while recording our highest level of employee engagement.
- Allocating an amount equal to the proceeds of our landmark $100 million sustainability bond within 12 months, while maintaining our top quartile national ranking for environmental, social, and governance performance in the banking sector.

As a result of our efforts, we were named one of the best regional banks in America by *Newsweek*. We enter 2024 squarely focused on exceptional customer experience, core deposit growth, expense optimization to self-fund investments for future growth, an ongoing emphasis on credit management and initiatives to enhance operating profitability.

While there is still work to do to realize our full potential, we've created a foundation that will allow us to accelerate the momentum. Working together with our stakeholders, we are well along our path to achieving our vision to become a high-performing, relationship-driven, community-focused bank in New England and New York.

Nitin J Mhatre

Nitin J. Mhatre
Chief Executive Officer



Financial
Highlights

FINANCIAL CONDITION ($ MILLIONS — PERIOD END)

	FY23	FY22	FY21
Total Assets	$12,431	$11,663	$11,555
Total Cash and Equivalents	1,203	685	1,628
Total Securities	1,607	2,033	2,549
Total Loans	9,040	8,335	6,826
Intangibles	20	24	30
Deposits	10,633	10,327	10,069
Borrowings	507	126	111
Shareholders' Equity	1,012	954	1,182

OPERATING RESULTS ($ MILLIONS)

	FY23	FY22	FY21
Net Interest Income	$369	$345	$291
Non-Interest Income	43	69	143
Total Net Revenue	412	414	434
Provision for Loan Losses	32	11	(1)
Non-Interest Expense	302	289	286
Net Income	70	93	119
ROTCE*	7.60%	9.29%	10.57%
Operating ROTCE*	10.05%	10.07%	7.58%

PER COMMON SHARE DATA ($)

	FY23	FY22	FY21
Earnings	$1.60	$2.02	$2.39
Operating Earnings*	2.14	2.19	1.69
Dividends	0.72	0.54	0.48
Book Value	23.27	21.51	24.30
Tangible Book Value*	22.82	20.95	23.69

* Note: Operating ROTCE, Operating Earnings, and Tangible Book Value are non-GAAP financial measures; see Form 10-K for discussion and further detail. ROTCE and Operating ROTCE include unrealized losses on AFS securities.

Berkshire Hills Bancorp at a Glance

Berkshire Hills Bancorp, Inc. (NYSE: BHLB) is the parent company of Berkshire Bank, a relationship-driven, community-focused bank that delivers industry-leading financial expertise to clients in New England and New York. For more than 175 years, the Bank has delivered strength, stability and trusted advice to empower the financial potential of its clients and communities.

» **Berkshire Bank founded:** 1846

» **Headquarters:** Boston

» **Total assets:** $12.4B

» **Lines of business:** Commercial and Private Banking, Retail Banking, Consumer Lending, SBA Lending, Wealth Management

» **Banking footprint:** 96 financial centers in New England and New York

» **Workforce:** ~1,300

RECOGNITION



Newsweek *America's Most Trustworthy Companies 2023*



Forbes *Best Workplaces 2023*



Bloomberg *GEI 2023*



Communitas Award 2023

CORPORATE OFFICES

Berkshire Hills Bancorp, Inc.
60 State Street
Boston, MA 02109
833-BERKBNK

berkshirebank.com »

STOCK LISTING

Berkshire Hills Bancorp, Inc., is listed on the New York Stock Exchange under the symbol "BHLB."



BHLB LISTED NYSE

INVESTOR INFORMATION

Investor Relations
Attn: Kevin Conn
Berkshire Hills Bancorp, Inc.
617-641-9206

investorrelations@berkshirebank.com »

ir.berkshirebank.com »

TRANSFER AGENT & REGISTRAR

Shareholders who wish to change the name, address or ownership of stock, report lost stock certificates, or consolidate stock accounts should contact:

Broadridge Corporate Issuer Solutions, Inc.

P.O. Box 1342
Brentwood, NY 11717
844.458.9357

shareholder@broadridge.com »

shareholder.broadridge.com/bhlb »

2023
Sustainability
Report
BerkshireHills Bancorp

Learn more about our commitment to being a responsible, equitable, sustainable and community-focused bank in our 2023 Sustainability Report.
berkshirebank.com/esg2023



Where you bank matters.™
BERKSHIREBANK.COM



MEMBER FDIC



This document contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995). There are several factors that could cause actual results to differ significantly from expectations described in the forward-looking statements. For a discussion of such factors, please see Berkshire's most recently filed reports on Forms 10-K and 10-Q, which are available on the SEC's website at www.sec.gov. Berkshire does not undertake any obligation to update forward-looking statements.

Banking products are provided by Berkshire Bank: Member FDIC. Equal Housing Lender.
Berkshire Bank is a Massachusetts chartered bank.

Investment products are NOT FDIC-INSURED, are NOT A BANK DEPOSIT, NOT GUARANTEED BY THE BANK, NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY and MAY LOSE VALUE.





EQUAL HOUSING LENDER

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